6 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 119,900 Reed Elsevier PLC ordinary shares at a price of 1163.9953p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 72,948,985 ordinary shares in treasury, and has 1,132,649,112 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 3,250,650 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 69,400 Reed Elsevier NV ordinary shares at a price of €21.9026 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,180,244 ordinary shares in treasury, and has 654,226,047 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,881,700 shares.